File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)

DIAMYD MEDICAL

06019502

SUPPL

SEC MAIL PROCESSING RECEIVED DEC 2 0 2006 WASH, D.C. 210 SECTION

December 15, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E., Mail Stop 3628
Washington, DC 20549
Phone: 202 551 3450

Re: Diamyd Medical AB
File No. 82-34956
Documents Furnished Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

We hereby submit, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as Amended, the enclosed press releases of Diamyd Medical AB:

Press Release dated as of December 12, 2006: "DIAMYD MEDICAL LICENSES FRENCH GENE THERAPY"

Press Release dated as of December 7, 2006: "US LAWER NEW CHAIRMAN AT DIAMYD MEDICAL BULLETIN FROM THE ANNUAL GENERAL MEETING"

Press Release dated as of December 7, 2006: "DIAMYD MEDICAL ANNOUNCES FIRST MEETING WITH FDA TO DISCUSS TYPE 1 DIABETES CLINIICAL PROGRAM IN THE US"

Kindly acknowledge receipt of the enclosed material by stamping the copy of this letter and returning it in the self-addressed stamped envelope provided.

Very truly yours,

Michael A. Christini

PROCESSED

JAN 0 4 2007

THOMSON FINANCIAL

Enclosure
cc: Nils Fredrik-Kaiser

DIAMYD MEDICAL ANNOUNCES FIRST MEETING WITH FDA TO DISCUSS TYPE 1 DIABETES CLINICAL PROGRAM IN THE US

Press Release, Stockholm, Sweden – December 15, 2006 – Diamyd Medical AB
(SWEDEN NOMX: DIAM B; US ADR: DMYDY)

Diamyd Medical announced today that it is submitting a Pre-IND/ End of Phase II Briefing Package with the United States Food and Drug Administration relating to a proposed type 1 diabetes clinical trial in the US. The Briefing Package is submitted in support of a meeting with the agency scheduled for January 29, 2007 in Washington DC. Both the Briefing Package and the Pre-IND/End of Phase II Meeting are important first steps in the process for seeking approval to conduct clinical studies in the US.

"We look forward to opening the dialog with the FDA regarding the potential initiation of our clinical program for Diamyd® in the US" stated Anders Essen-Möller, CEO of Diamyd Medical. "We obviously cannot predict the outcome of any meeting with the regulatory authorities, but we hope we will gain some valuable guidance towards structuring a suitable US clinical program for the continued development of Diamyd® as a therapy for type 1 diabetes."

About Diamyd Medical
Diamyd Medical is a Life Science company focused on developing treatments for diabetes and its complications. The Company's furthest developed project is the GAD-based drug Diamyd® for autoimmune diabetes. Diamyd® has demonstrated significant and positive results in Phase II clinical trials of both type 1 and autoimmune type 2 diabetes patients (LADA) in Sweden.

GAD65 is a major autoantigen in autoimmune diabetes and the active substance in Diamyd®. GAD65 is also an enzyme that converts the excitatory neurotransmitter glutamate to the inhibitory transmitter GABA. In this context GAD may have an important role not only in diabetes, but also in several CNS-related diseases. Diamyd Medical has an exclusive world-wide license from UCLA in Los Angeles regarding the therapeutic use of the GAD65 gene.

Diamyd Medical has sublicensed its UCLA GAD65 Composition of Matter license to Neurologix Inc., New Jersey, for treatment of Parkinson's disease with an AAV-vector.

Other projects comprise drug development within gene therapy using the exclusively licensed Nerve Targeted Drug Delivery System (NTDDS). The NTDDS is niched to deliver therapeutic genes to nervous tissue. The Company's lead gene therapy projects include using Enkephalin and GAD for chronic pain, e.g., diabetes pain or cancer pain. All projects in this field are in preclinical phases.

Diamyd Medical has offices in Stockholm (Sweden) and in Pittsburgh (U.S.A) and its shares are quoted at the Nordic Exchange (NOMX:DIAM B). The Diamyd share is also traded in the US through a Level 1 ADR program administered by the Bank of New York (ticker symbol: DMYDY). Further information is to be found on the Company's website; www.diamyd.com.

File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)

For further information, please contact:

Anders Essen-Moller
President & CEO
Tel: +46 8 661 0026
Cell: +46 7 0551 0679
E-mail: anders.essen-moller@diamyd.com

For media in the U.S.A please contact:

Gregory Tiberend
Executive Vice President
Richard Lewis Communications, Inc.
Tel: +1 212 827 0020
E-mail: gtiberend@rlcinc.com

Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: +46 8 661 00 26, fax: +46 8 661 63 68 or E-mail: info@diamyd.com. VATno: SE556530-142001.

This Information may include statements concerning historical, present and forward-looking items and are to the "best of knowledge" of the management of Diamyd Medical and the actual status may differ materially from these statements. The Company assumes no obligation to update these statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements. The Company's Press Releases, Quarterly Reports and Annual Reports ("Information") are translations from Swedish originals. No guarantees are made that these translations are free from errors.

DIAMYD
MEDICAL

US LAWYER NEW CHAIRMAN AT DIAMYD MEDICAL
BULLETIN FROM THE ANNUAL GENERAL MEETING

Press Release, Stockholm, Sweden – December 12, 2006 – Diamyd Medical AB
(SWEDEN NOMX: DIAM B; U.S.A ADR: DMYDY)

At the Annual General Meeting of Diamyd Medical AB (publ) that was held in Stockholm, Sweden, on 11 December, 2006, Juris Doctor JOSEPH JANES, U.S.A, was elected Chairman of the Board. Dr. Janes' prime area of expertise lies within the field of Merger & Acquisitions.

In addition the following is reported from the Meeting:

Annual Report and discharge from liability
The Company's Income Statement and Balance Sheet were approved and the Board of Directors and the Chief Executive Officer were discharged from liability for the financial year 2005/2006.

Election of Board of Directors, Chairman of the Board, auditors and compensation to the Board
Peter Rothschild, Björn Nilsson, Joseph Janes and Anders Essen-Möller (all re-elected) and Hans Wigzell (new election) were appointed to the Board of Directors. Tord Lendau declined re-election.

The Meeting approved a compensation to the Chairman of Board of US$ 24,000 and an amount of US$ 12,000 to each of the other members of the Board.

PriceWaterHouseCoopers with Eva Riben as main responsible accountant, was elected as ordinary auditor together with Liselott Stenudd, PriceWaterHouseCoopers (new election)

Amendment of the Articles of Association
The Meeting approved the Board's proposals regarding amendments to the Articles of Association required by the new Swedish Companies Act, which came into force on 1 January, 2006.

Authorisation 1
The Meeting authorized the Board of Directors to resolve, at one or more occasions until the next Annual General Meeting, to issue new shares with consideration by set-off, in cash or with other conditions and without regard to pre-emption rights. The total number of shares that can be issued based on this authorization shall not exceed 600,000.

Authorisation 2
The Meeting approved the Board of Directors' proposal to implement an option scheme including the issuance of 250,000 purchase options to employees and close collaborators of the Diamyd Group. Each

purchase option shall entitle the holder to acquire one series B-share. The Meeting also approved the issuance of 250,000 warrants in order to secure the Company's obligations under the issued purchase options. At full execution of all of the above the dilution is calculated to approximately 2.5 percent.

Principles for compensation and other terms of employment for management
The Meeting approved the Board of Directors' proposal for principles for compensation and other terms of employment for the President and Chief Executive Officer of the Company.

The CEO Anders Essen-Möller presented important aspects of the operations for the fiscal year.

- Diamyd® was proved to be safe and effective in preserving insulin-producing function in a phase II clinical trial in 70 patients with recent onset type 1 diabetes.

- 160 patients with autoimmune type 2 diabetes (LADA) were recruited and results are planned for June 2007.

- GAD65 for the development of a therapy to treat Parkinson's disease was sublicensed to Neurologix Inc., NJ. Positive results have been reported from a phase I clinical trial.

- Nurel Therapeutics Inc., PA was acquired. This acquisition has brought to Diamyd Medical a gene therapy platform capable of delivering a variety of genes to the nervous tissue for treatment of several diseases (preclinical stage)

- Protein Sciences Corporation, CT was contracted to manufacture Diamyd® for future clinical trials.

- Diamyd Medical has invested US$ 3 million into a Protein Sciences convertible bond. Protein Sciences is developing a next-generation influenza vaccine.

About Diamyd Medical
Diamyd Medical is a Life Science company focused on developing treatments for diabetes and its complications. The Company's furthest developed project is the GAD-based drug Diamyd® against autoimmune diabetes. Diamyd® has demonstrated significant and positive results in phase II clinical trials of both type 1 and type 2 diabetes patients.

GAD65 is a dominant autoantigen in autoimmune diabetes and is the active substance in Diamyd®. GAD65 is also an enzyme that converts the excitatory neurotransmittor glutamate to the inhibitory transmittor GABA. In this context GAD may have an important role not only in diabetes, but also in several CNS-related diseases. Diamyd Medical has an exclusive world-wide license from UCLA regarding the therapeutic use of the GAD65 gene.

Diamyd Medical has sublicensed the use of the GAD65-gene for treatment of Parkinson's disease to Neurologix Inc., New Jersey. Positive results from clinical Phase I studies have been reported..

Other projects comprise drug development within gene therapy using the patent protected NTTDS system (Nerve Targeted Drug Delivery System). The first projects underdevelopment make use of Enkephalin and GAD and are targeted for chronic pain e.g. diabetes pain or cancer pain. All projects in this field are in preclinical phases.

Diamyd Medical has offices in Stockholm (Sweden) and in Pittsburgh (U.S.A) and its shares are quoted at the Nordic Exchange (NOMX:DIAM B). The Diamyd share is also traded in the U.S.A. through a Level 1 ADR program administered by the Bank of New York. (ticker symbol: DMYDY). Further information is to be found on the Company's website; www.diamyd.com.

For further information, please, contact

Anders Essen-Möller
President and CEO
Tel: +46 8 661 0026
Cell: +46 7 0551 0679
E-mail: Anders.Essen-Moller@Diamyd.com

Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: +46 8 661 00 26, fax: +46 8 661 63 68 or email: info@diamyd.com. VATno: SE556530-142001.

File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)

DIAMYD MEDICAL

DIAMYD MEDICAL LICENSES FRENCH GENE THERAPY

Press Release, Stockholm, Sweden – December 7, 2006 – Diamyd Medical AB
(SWEDEN NOMX: DIAM B; U.S.A ADR: DMYDY)

Diamyd Medical announced today that it has executed an exclusive license agreement with Centre National de la Recherche Scientifique in Paris for the rights to a patent portfolio covering therapeutic use of GAD via viral vectors. "This license is an important complement to our existing rights from University of Pittsburgh re: gene therapy with the NTDDS system and GAD for neuropathic pain", says Anders Essen-Moller, President and CEO of Diamyd Medical.

The French patent portfolio has international priority from 1995. The portfolio consists of active applications in Europe and the U.S.A with one granted patent in France. This patent covers the use of GAD65 and GAD67 for gene therapy for treatment of neurodegenerative diseases such as Alzheimer's, Huntington's, Parkinson's, Epilepsy and Amyotropic Lateral Sclerosis (ALS).

About Diamyd Medical
Diamyd Medical is a Life Science company focused on developing treatments for diabetes and its complications. The Company's furthest developed project is the GAD-based drug Diamyd® against autoimmune diabetes. Diamyd® has demonstrated significant and positive results in phase II clinical trials of both type 1 and type 2 diabetes patients.

GAD65 is a dominant autoantigen in autoimmune diabetes and is the active substance in Diamyd®. GAD65 is also an enzyme that converts the excitatory neurotransmittor glutamate to the inhibitory transmittor GABA. In this context GAD may have an important role not only in diabetes, but also in several CNS-related diseases. Diamyd Medical has an exclusive world-wide license from the UCLA in Los Angeles regarding the therapeutic use of the GAD65 gene.

Diamyd Medical has outlicensed the use of the GAD65-gene to Neurologix Inc., New Jersey, for treatment of Parkinson's disease and clinical Phase I studies are ongoing.

Other projects comprise drug development within gene therapy using the patent protected NTTDS system (Nerve Targeted Drug Delivery System). The projects mainly make use of Enkephalin and GAD and are targeted for chronic pain e.g. diabetes pain or cancer pain. All projects in this field are in preclinical phases.

Diamyd Medical has offices in Stockholm (Sweden) and in Pittsburgh (U.S.A) and its shares are quoted at the Nordic Exchange (NOMX:DIAM B). The Diamyd share is also traded in the U.S.A. through a Level 1 ADR program administered by the Bank of New York. (ticker symbol: DMYDY). Further information is to be found on the Company's website; www.diamyd.com.

For further information, please, contact

Anders Essen-Möller

File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)

President and CEO
Tel: +46 8 661 0026
Cell: +46 7 0551 0679
E-mail: Anders.Essen-Moller@Diamyd.com

Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: +46 8 661 00 26, fax: +46 8 661 63 68 or email: info@diamyd.com. VATno: SE556530-142001.